SECURITIES [barcode] ON
W 02018470

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrueNorth Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 N. Water, IMA Plaza
(No. and Street)

Wichita (City) Kansas (State) 67202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Hornbeck 316-266-6573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Riverview, Suite 100 (Address) Wichita (City) Kansas (State) 67203 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

TRUENORTH SECURITIES, INC.

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statements of Financial Condition.
- ■ (c) Statements of Operations.
- ■ (d) Statements of Changes in Stockholder's Equity.
- ■ (e) Statements of Cash Flows.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUENORTH SECURITIES, INC.

State of Kansas)

) ss:

County of Sedgwick)

OATH OR AFFIRMATION

February 18, 2002

We affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of TrueNorth Securities, Inc., as of December 31, 2001, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Financial Operations Principal

Erica M Plummer
Notary Public

ERICA M. PLUMMER
Notary Public - State of Kansas
My Appt. Expires 7-27-2004

President

TRUENORTH SECURITIES, INC.
IMA Plaza, 250 North Water
Wichita, Kansas 67202

KPMG

345 Riverview
Suite 100
Wichita, KS 67203

Independent Auditors' Report

Board of Directors
TrueNorth Securities, Inc.

We have audited the accompanying statement of financial condition of TrueNorth Securities, Inc. (a Kansas corporation and a wholly-owned subsidiary of TrueNorth, Inc.) as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrueNorth Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 18, 2002

TRUENORTH SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	22,555
Investments		6,000
Prepaid expenses		257
Deferred income tax asset		4,346
Total assets	$	33,158

Liabilities and Stockholder's Equity

Stockholder's equity:		
Common stock, par value $1 per share; 100,000 shares authorized; 40,000 shares issued and outstanding	$	40,000
Retained deficit		(6,842)
Total stockholder's equity		33,158
Total liabilities and stockholder's equity	$	33,158

See accompanying notes to financial statements.

TRUENORTH SECURITIES, INC.

Statement of Operations

For the year ended December 31, 2001

Revenues	$	—
Expenses:		
Licenses and registration		9,204
Supplies		1,666
Other		318
Total expenses		11,188
Loss before income taxes		(11,188)
Provision for income taxes		4,346
Net loss	$	(6,842)

See accompanying notes to financial statements.

TRUENORTH SECURITIES, INC.

Statement of Stockholder's Equity

For the year ended December 31, 2001

		Common stock	Additional paid-in capital	Retained deficit	Total
Balance, December 31, 2000	$	40,000	—	—	40,000
Net loss		—	—	(6,842)	(6,842)
Balance, December 31, 2001	$	40,000	—	(6,842)	33,158

See accompanying notes to financial statements.

TRUENORTH SECURITIES, INC.

Statement of Cash Flows

For the year ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(6,842)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets:		
Prepaid expenses		(257)
Deferred income taxes		(4,346)
Net cash used in operating activities		(11,445)
Cash flows from investing activities:		
Increase in investments		(6,000)
Net cash used in investing activities		(6,000)
Net decrease in cash		(17,445)
Cash, beginning of year		40,000
Cash, end of year	$	22,555

See accompany notes to financial statements.

TRUENORTH SECURITIES, INC.

Notes to Financial Statements

December 31, 2001

(1) Organization and Nature of Operations

TrueNorth Securities, Inc. (TNS) was incorporated in the State of Kansas in June 2000. TNS, a wholly owned subsidiary of TrueNorth, Inc., is a limited securities broker-dealer providing mutual fund and variable annuity services to retail customers and 401(k) plans, and is a member of the National Association of Securities Dealers, Inc. TNS became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on August 6, 2001. TrueNorth, Inc. provides investment consulting services and is a wholly owned subsidiary of The IMA Financial Group, Inc.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these financial statements, management is required to make estimates and assumptions. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Income Taxes

TNS files a consolidated income tax return with The IMA Financial Group, Inc. and its subsidiaries. The tax expense is allocated among the members using the separate return method.

(3) Investments

Investments consist of a certificate of deposit with a maturity date of March 2, 2002.

(4) Related Party Transactions

Certain general and administrative costs, including, but not limited to, occupancy costs such as rent of building, data processing, utilities, and other services, are paid by TrueNorth, Inc. Due to the limited operations for the year ended December 31, 2001, no such costs were allocated to TNS as these costs were determined to be insignificant.

(5) Net Capital Requirements

TNS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 12 to 1 in the first year of operation (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeded 10 to 1). At December 31, 2001, TNS had net capital under this rule of approximately $28,500 which was approximately $23,500 in excess of its required net capital of $5,000.

(Continued)

(6) Income Taxes

Income tax expense (benefit) for the year ended December 31, 2001 consists of the following:

Current expense:		
Federal	$	—
State		—
		—
Deferred benefit		(4,346)
	$	(4,346)

Actual income tax benefit differs from the expected income tax benefit computed by applying the statutory federal income tax rate of 34% to loss before provision for income tax as follows:

Expected income tax benefit	$	(3,804)
State income taxes net of federal benefit		(542)
	$	(4,346)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2001 are as follows:

Deferred tax assets:		
Costs capitalized as start-up costs for tax purposes	$	4,346
Net deferred tax asset	$	4,346

Management believes it is more likely than not that the deferred tax asset will be realized, and accordingly, a valuation allowance for deferred tax assets was not considered necessary at December 31, 2001.

(7) Rule 15c3-3 Exemption

The Company is exempt from the SEC's Customer Protection Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

TRUENORTH SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the

Securities and Exchange Commission

As of December 31, 2001

Net capital:		
Total stockholders' equity	$	33,158
Deductions and/or charges:		
Deferred tax benefit		(4,346)
Other deductions and/or charges		(265)
Net capital	$	28,547
Aggregate indebtedness	$	—
Computation of basic net capital requirements:		
Minimum net capital required:		
Broker-dealer subsidiary		5,000
Total	$	5,000
Excess net capital at 1,500 percent		23,547
Excess net capital at 1,000 percent		28,547
Ratio: Aggregate indebtedness to net capital		0 to 1

There are no material differences between the amounts reported above and the corresponding amounts reported in TNS's unaudited December 31, 2001 Form X-17A-5 Part II filing.

See accompanying independent auditors' report.